EXHIBIT 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANCE ACT OF 1934

The following is a brief description of the common stock, par value $.01 per share (the “Common Stock”) of Raymond James Financial, Inc. (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Description of Common Stock

The following description of the Common Stock, related provisions of the Company’s Restated Articles of Incorporation (the “Articles”) and Amended and Restated By-Laws (the “By-Laws”) and applicable Florida law is qualified in its entirety by, and should be read in conjunction with, the Articles, By-Laws and applicable Florida law.

Authorized Capital Stock

The authorized capital stock of the Company consists of 350,000,000 shares of Common Stock, and 10,000,000 shares of preferred stock, par value $.10 per share (the “Preferred Stock”). There are no shares of Preferred Stock currently outstanding.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of the Company’s Common Stock are fully paid and non-assessable.

Voting Rights

Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock are not entitled to cumulate votes for the election of directors.

Dividends

Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Company’s Board of Directors (the “Board”) out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock, if any.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any Preferred Stock then outstanding.

No Preemptive or Similar Rights

The Common Stock has no preemptive or conversion rights and is not subject to further calls or assessments by the Company.

Certain Anti-Takeover Effects

Certain provisions of the Company’s Articles and By-Laws may have the effect of delaying, deferring or discouraging transactions involving an actual or potential change in control of the Company, including the following:

•
the Articles provide that the affirmative vote of the holders of 66-2/3% of the outstanding shares of Common Stock is required to effect any merger, consolidation or sale of all or substantially all of its assets;

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•
the Board is authorized to approve the issuance of one more series of Preferred Stock without further authorization of the holders of Common Stock and to fix the number of shares, the designations and the relative rights and the limitations of any series of Preferred Stock, and as a result the Board, without the approval of holders of Common Stock, could authorize the issuance of Preferred Stock with voting, conversion and other rights of holders of Common Stock or other series of Preferred Stock or that could have the effect of delaying, deferring or preventing a change in control of the Company; and

•
the Company’s By-Laws specify an advance notice procedure for holders of Common Stock seeking to nominate persons to stand for election to the Board or to propose other business for consideration at a meeting of the holders of Common Stock, which requires that advance written notice and certain other information be provided to the Company, in accordance with the By-Laws.

Transfer Agent

The transfer agent for the Common Stock is Computershare Inc.

Listing

The Company’s Common Stock is listed on the New York Stock Exchange under the trading symbol “RJF.”

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